ACROPOLIS PRECIOUS METALS INC.
Suite 341 - 2620 South Maryland Parkway
Las Vegas, Nevada 89125-0541
(702) 735-1772

July 18, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Assistant Director

RE:	Acropolis Precious Metals Inc.
Form SB-2 Registration Statement
Registration No. 333-144202

Dear Ms. Parker,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Acropolis Precious Metals Inc. (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to July 20, 2007, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and

*	the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Acropolis Precious Metals Inc.
Form SB-2 Registration Statement
SEC File 333-144202
July 18, 2007
Page 2

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

ACROPOLIS PRECIOUS METALS INC.

BY: WALTER BRENNER
Walter Brenner, President, Principal Executive Officer
and member of the Board of Directors

cc: Conrad C. Lysiak